Filed by Sears, Roebuck and Co.

                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                    Subject Company:
                                    Sears Holdings Corporation
                                    (Registration No. 333-120954)


         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears' and Kmart's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears' and Kmart's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

         Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

         The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings' proposed directors and executive officers, Sears' and Kmart's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

                                      * * *

KMART AND SEARS SET SHAREHOLDER VOTE FOR MARCH 24, 2005
MAILING TO SHAREHOLDERS OF DEFINITIVE JOINT PROXY STATEMENT BEGINS

TROY, Mich. and HOFFMAN ESTATES, Ill., Feb. 21 /PRNewswire-FirstCall/ -- Sears Holdings Corporation, currently a wholly owned subsidiary of Kmart Holding Corporation created to facilitate the merger between Kmart Holding Corporation (Nasdaq: KMRT) and Sears, Roebuck and Co. (NYSE: S) and which will become the new holding company of Sears, Roebuck and Kmart following the merger, said that the registration statement filed with the Securities and Exchange Commission in connection with the proposed merger has been declared effective. The joint proxy statement is being mailed to both companies' shareholders beginning Tuesday, February 22, 2005. A form of election will be mailed shortly under separate cover to Sears, Roebuck shareholders of record at the close of business on January 26, 2005 to be used to elect cash or Sears Holdings stock in respect of each of their Sears, Roebuck shares, as provided in the merger agreement.

Sears, Roebuck and Kmart will hold special meetings of their shareholders on March 24, 2005 to vote on the companies' proposed merger. Kmart and Sears, Roebuck shareholders of record at the close of business on January 26, 2005 will be entitled to vote on the proposal. The special meeting of Kmart shareholders will be held at Sears, Roebuck's headquarters, which will serve as the headquarters of the combined company following the merger, in Hoffman Estates, IL in the Merchandise Review Center, General Session Room at 8:30 a.m. CST / 9:30 a.m. EST. The special meeting of Sears, Roebuck's shareholders will be held at its headquarters in Hoffman Estates, IL in the Merchandise Review Center, General Session Room at 11:00 a.m. CST / 12:00 p.m. EST.


Under the merger agreement, Sears Holdings Corporation will have a ten- member Board of Directors, which will include a total of seven members from the current Kmart Board and three members from the current Sears, Roebuck Board. Sears Holdings will be the holding company for the Sears, Roebuck and Kmart businesses, which will continue to operate separately under their respective brand names.


The merger is subject to approval by both Kmart's and Sears, Roebuck's shareholders and customary closing conditions. The members of the Board of Directors upon the completion of the merger will be as follows:

Edward S. Lampert - Chairman Kmart Holding Corporation

Alan J. Lacy - Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co.

Aylwin B. Lewis - President and Chief Executive Officer of Kmart

Ann N. Reese - Founder and Executive Director of Center for Adoption Policy Studies and former Chief Financial Officer of ITT Corp.

Steven T. Mnuchin - Chairman and Co-Chief Executive Officer of Dune Capital Management LP

William C. Crowley - Senior Vice President, Finance of Kmart

Julian C. Day - Former President and Chief Executive Officer of Kmart

Michael A. Miles - Former Chairman of the Board and Chief Executive Officer of Philip Morris Companies Inc.

Donald J. Carty - Former Chairman of the Board and Chief Executive Officer of AMR Corporation and American Airlines, Inc.

Thomas J. Tisch - Managing Partner of Four Partners, a private investment firm

The company also announced today that the new stock symbol for Sears Holdings Corporation will be "SHLD." The companies previously announced that Sears Holdings stock will trade on the Nasdaq National Market.

In addition, Sears Holdings said that Mr. Crowley will assume the additional responsibility of chief financial officer of Sears Holdings Corporation upon the closing of the merger. Glenn R. Richter, executive vice president and chief financial officer of Sears, Roebuck, will leave the company upon completion of the merger to pursue other professional opportunities.


Edward S. Lampert, chairman of Kmart, and Alan J. Lacy, current chairman and chief executive officer of Sears, Roebuck, thanked their respective boards for their support in establishing the board structure of the merged company.


About Sears Holdings Corporation


Created to facilitate the merger of Kmart and Sears, Roebuck announced on November 17, 2004, and subject to the receipt of shareholder approvals and the satisfaction or waiver of other conditions, upon the closing of the merger, Sears Holdings Corporation is expected to be the nation's third largest broadline retailer, with approximately $55 billion in annual revenues, and with approximately 3,800 full-line and specialty retail stores in the United States and Canada. Sears Holdings is expected to be the leading home appliance retailer as well as a leader in tools, lawn and garden, home electronics and automotive repair and maintenance. Key proprietary brands are expected to include Kenmore, Craftsman and DieHard, and a broad apparel offering, including such well-known labels as Lands' End, Jaclyn Smith and Joe Boxer, as well as the Apostrophe and Covington brands. It is also expected to have Martha Stewart Everyday products, which are now offered exclusively in the U.S. by Kmart and in Canada by Sears Canada.


About Kmart Holding Corporation


Kmart Holding Corporation and its subsidiaries (together, "Kmart") is a mass merchandising company that offers customers quality products through a portfolio of exclusive brands that include Thalia Sodi, Jaclyn Smith, Joe Boxer, Martha Stewart Everyday and Route 66. For more information visit Kmart's website at http://www.kmart.com .


About Sears, Roebuck and Co.


Sears, Roebuck and Co. is a leading broadline retailer providing merchandise and related services. With revenues in 2004 of $36.1 billion, Sears, Roebuck offers its wide range of home merchandise, apparel and automotive products and services through more than 2,300 Sears-branded and affiliated stores in the U.S. and Canada, which include approximately 870 full-line and 1,100 specialty stores in the U.S. Sears, Roebuck also offers a variety of merchandise and services through sears.com, landsend.com, and specialty catalogs. Sears, Roebuck is the only retailer where consumers can find each of the Kenmore, Craftsman, DieHard and Lands' End brands together -- among the most trusted and preferred brands in the U.S. The company is the largest provider of home services, with more than 14 million service calls made annually. For more information, visit the Sears, Roebuck website at http://www.sears.com .


This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart's and Sears, Roebuck's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward- looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart's and Sears, Roebuck's stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart's and Sears, Roebuck's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears, Roebuck filed with the SEC and available at the SEC's Internet site (http://www.sec.gov ).


Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the joint proxy statement regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement regarding the proposed transaction because it contains important information. Stockholders are also be able to obtain a free copy of the definitive joint proxy statement, as well as other filings containing information about Sears Holdings, Kmart and Sears, Roebuck, without charge, at the SEC's Internet site (http://www.sec.gov ). Copies of the definitive joint proxy statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary; or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary. Sears, Roebuck's shareholders may also obtain copies of the definitive proxy statement or form of election from D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 (Telephone: (800) 549-6650 or, for calls from outside the U.S., (212) 269-
5550). Kmart shareholders may also obtain copies of the definitive proxy statement from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 (Telephone: (888) 750-5834 or, for banks and brokers, (212) 750-5833).


The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Kmart and Sears, Roebuck and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings' proposed directors and executive officers, Kmart's and Sears, Roebuck's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement contained in the above-referenced Registration Statement on Form S-4.


SOURCE Kmart Holding Corporation; Sears, Roebuck and Co.


CONTACT: For Kmart Holding Corporation: Media Relations, +1-248-463-1021, Brunswick Group, +1-212-333-3810;
For Sears, Roebuck and Co.: Chris Brathwaite, +1-847-286-4681